Exhibit 12

Springleaf Finance, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Successor Company		Predecessor Company
(dollars in thousands)	Year Ended December 31, 2011	One Month Ended December 31, 2010	Eleven Months Ended November 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Earnings:
(Loss) income before (benefit from) provision for income taxes	$(323,205)	$1,462,887	$(264,728)	$(909,190)	$(950,693)	$142,043
Interest expense	1,268,047	118,693	996,469	1,091,163	1,254,094	1,257,188
Implicit interest in rents	12,638	1,207	13,751	19,738	27,093	21,833
Total earnings	$957,480	$1,582,787	$745,492	$201,711	$330,494	$1,421,064

Fixed charges:
Interest expense	$1,268,047	$118,693	$996,469	$1,091,163	$1,254,094	$1,257,188
Implicit interest in rents	12,638	1,207	13,751	19,738	27,093	21,833
Total fixed charges	$1,280,685	$119,900	$1,010,220	$1,110,901	$1,281,187	$1,279,021

Ratio of earnings to fixed charges*	0.75	13.20	0.74	0.18	0.26	1.11

*           Earnings did not cover total fixed charges by $323.2 million in 2011, $264.7 million during the eleven months ended November 30, 2010, $909.2 million in 2009, and $950.7 million in 2008.